Mitcham Industries, Inc.
DESCRIPTION OF CAPITAL STOCK
The following summary of each of our capital stock, Amended and Restated Articles of Incorporation (our “charter”), our Third Amended and Restated Bylaws (our “bylaws”), and our Certificate of Designations of Series A Cumulative Preferred Stock (as amended, our “Certificate of Designations”) does not purport to be complete and is qualified in its entirety by reference to the relevant provisions of our charter, our bylaws, and our Certificate of Designations, which are filed as Exhibits 3.1, 3.2 and 3.3-3.5 to this Annual Report on Form 10-K, respectively, and the Texas Business Organizations Code (the “TBOC”).
Authorized Capital Stock
Mitcham Industries, Inc., a Texas corporation (“we”, or the “Company”) has authorized capital stock consisting of 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share.
Common Stock
Shares Outstanding. As of April 27, 2020, we had 12,182,233 issued and outstanding shares of common stock.
Dividends. We have not paid any cash dividends on our common stock since our inception, and our board of directors does not contemplate the payment of cash dividends on our common stock in the foreseeable future. It is the present policy of our board of directors to retain earnings, if any, for use in developing and expanding our business. In the future, our payment of dividends on our common stock will also depend on the amount of funds available, our financial condition, capital requirements and such other factors as our board of directors may consider.
Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote at a meeting of our shareholders. In matters other than the election of directors, shareholder approval requires the affirmative vote of a majority of the voting power of our common stock present in person or represented by proxy at the meeting and entitled to vote on the matter, voting as a single class, unless the matter is one upon which, by express provision of law, our charter or our bylaws, a different vote is required. Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, election of directors is determined by a plurality of the votes cast.
In addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of our preferred stock, amendments to our charter must be approved by at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class.
Our bylaws may be amended by the vote of at least a majority of our board of directors or the holders of a majority of the voting power of all then outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class. Our board of directors may amend or repeal new bylaws adopted by action of the shareholders unless such new bylaw expressly provides otherwise.
Series A Preferred Stock
Shares Outstanding. As of April 27, 2020, we had 994,046 issued and outstanding shares of our 9.00% Series A Cumulative Preferred Stock, which we refer to as the “Series A Preferred Stock”. Our Series A Preferred Stock represents all of the Company’s outstanding preferred stock.
Dividends. Holders of Series A Preferred Stock will be entitled to 9.00% per annum of the $25.00 per share liquidation preference (equivalent to $2.25 per annum per share), accruing from the date of initial issuance. Dividends will be payable to holders of our Series A Preferred Stock quarterly on or about the last day of January, April, July and October of each year. The record date for dividend payment will be the 15th day of January, April, July and October of each year.

Voting Rights. Holders of our Series A Preferred Stock generally have no voting rights. However, if we do not pay dividends on the Series A Preferred Stock for six or more quarterly dividend periods (whether or not consecutive), the holders of the Series A Preferred Stock (voting separately as a class with the holders of all other classes or series of our preferred stock that we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock) will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay, or declare and set aside funds for the payment of, all dividends that we owe on the Series A Preferred Stock, subject to certain limitations.

In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock is required at any time for us to authorize or issue any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation, dissolution or winding up, to amend any provision of our charter so as to materially and adversely affect any rights of the Series A Preferred Stock or to take certain other actions. If any such amendments to our charter would be material and adverse to holders of the Series A Preferred Stock and any other series of parity preferred stock upon which similar voting rights have been conferred and are exercisable, a vote of at least two-thirds of the outstanding shares of Series A Preferred Stock and the shares of the other applicable series materially and adversely affected, voting together as a class, would be required.
Maturity. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them or they are converted into our common stock in connection with a Change of Control as described below. We are not required to set aside funds to redeem the Series A Preferred Stock.
Optional Redemption. The Series A Preferred Stock is not redeemable by us prior to June 8, 2021 except upon the occurrence of a Change of Control pursuant to the special optional redemption described below. On and after June 8, 2021, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.
Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.
A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

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the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

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following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE MKT LLC (“NYSE MKT”) or the NASDAQ Stock Market LLC (“NASDAQ Stock Market”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or the NASDAQ Stock Market.

Conversion Rights. Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date (as defined below), we have provided notice of our election to redeem the Series A Preferred Stock) to convert some or all of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

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the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and

•	25 shares of common stock per preferred share (i.e., the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration.
The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock), subdivisions or combinations with respect to our common stock.
Upon such a conversion, the holders will be limited to a maximum number of shares of our common stock equal to the Share Cap multiplied by the number of shares of Series A Preferred Stock converted. If the Common Stock Price is less than $1.00, subject to adjustment, the holders will receive a maximum of 25.00 shares of our common stock per share of Series A Preferred

Stock, which may result in the holders receiving shares of common stock with a value that is less than the liquidation preference of the Series A Preferred Stock.
If, prior to the Change of Control Conversion Date, we have provided a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, holders of Series A Preferred Stock will not have any right to convert the Series A Preferred Stock in connection with the Change of Control Conversion Right, and any shares of Series A Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.
The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which we provide the required notice of the occurrence of a Change of Control to the holders of Series A Preferred Stock.
The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of our common stock is solely cash, the amount of cash consideration per share of our common stock or (ii) if the consideration to be received in the Change of Control by holders of our common stock is other than solely cash (x) the average of the closing sale prices per share of our common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by Pink Sheets LLC or a similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if our common stock is not then listed for trading on a U.S. securities exchange.
Additional Series of Preferred Stock
Our board of directors may, without the approval of holders of our common stock, designate additional shares of the Series A Preferred Stock and authorize the issuance of such shares or designate additional series of authorized preferred stock and the rights, preferences, limitations and privileges of such additional series ranking junior to or on parity with the Series A Preferred Stock. These rights, preferences, limitations and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects of the issuance of any shares of our preferred stock upon the rights of holders of our common stock might include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; and

•	delaying or preventing a change in control without further action by our shareholders.
Stock Options and Warrants
As of April 27, 2020, we had no outstanding warrants to purchase shares of our common stock or Series A Preferred Stock. We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with other securities and may be attached to or separate from any such offered securities.
As of April 27, 2020, we had 2,439,667 outstanding options to purchase our common stock, issued under our Amended and Restated Stock Awards Plan. We may in the future issue additional stock options to certain officers and directors and to third-party consultants pursuant to the Amended and Restated Stock Awards Plan or other equity incentive plan adopted by our board of directors.
Certain Provisions of Texas Law, Our Charter and Our Bylaws
Provisions of our charter and the TBOC may tend to delay, defer or prevent a potential unsolicited offer or takeover attempt that is not approved by our board of directors but that our shareholders might consider to be in their best interest, including an attempt that might result in shareholders receiving a premium over the market price for their shares. Because our board of directors is authorized to issue preferred stock with preferences and rights as it determines, it may afford the holders of any series of preferred stock preferences, rights or voting powers superior to those of the holders of common stock. These provisions:

•	encourage potential acquirers to deal directly with our board of directors;

•	give our board of directors the time and leverage to evaluate the fairness of the proposal to all shareholders;

•	enhance continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors; and

•	discourage certain tactics that may be used in proxy fights.

No Cumulative Voting. Our charter provides that holders of shares of our common stock are not entitled to cumulate their votes in the election of directors.
Requirements for Advance Notification of Shareholder Nomination and Proposals. Our bylaws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Our bylaws prescribe specific information that the shareholder’s notice must contain, including, among other things, information about: (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (b) the name and address, as they appear on our books, of the shareholder proposing such business; (c) the number of shares of the Company which are beneficially owned by the shareholder; and (d) any material interest of the shareholder in such business. Generally, under our bylaws, to be timely notice must be received at our principal executive offices not less than 70 days nor more than 100 days prior to the meeting. Notwithstanding the specific provisions of our bylaws, shareholders may request inclusion of proposals in our proxy statement pursuant to Rule 14(a)-8 under the Exchange Act or inclusion of nominees in our proxy statement pursuant to other SEC proxy rules.
Removal of Directors. Our charter provides that, subject to the rights of holders of any series of our preferred stock with respect to the election of directors, our shareholders may remove a director, with or without cause, by the affirmative vote of a majority of the voting power of our common stock.
Indemnification of Directors and Officers
Under our charter, we are required to indemnify our directors, officers, employees and agents and maintain liability insurance for those persons in accordance with the provisions of Chapter 8 of the TBOC. Section 8.101 of the TBOC provides that a corporation may indemnify a governing person, or delegate, who was, is or is threatened to be made a named defendant or respondent in a proceeding if it is determined that the person: (i) conducted himself in good faith; (ii) reasonably believed that (a) in the case of conduct in his official capacity that his conduct was in the corporation’s best interest and (b) in all other cases, that his conduct was at least not opposed to the corporation’s best interest; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, if the person is found liable to the corporation, or if the person is found liable on the basis that he received an improper personal benefit, indemnification under Texas law is limited to the reimbursement of reasonable expenses actually incurred by the person in connection with the proceedings and does not include a judgment, a penalty, a fine, and an excise or similar tax, and no indemnification will be available if the person is found liable for willful or intentional misconduct, breach of the person’s duty of loyalty, or an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the corporation. Under Texas law, indemnification by the corporation is mandatory if the person is wholly successful on the merits or otherwise, in the defense of the proceeding.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock and our Series A Preferred Stock is American Stock Transfer & Trust Company, LLC.
NASDAQ Listing
Our common stock is listed on the NASDAQ under the ticker symbol “MIND.” Our Series A Preferred Stock is listed on the NASDAQ under the ticker symbol “MINDP.”